Marvell Technology Group Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

August 21, 2006

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Attn:   Jay Webb

Re:   Marvell Technology Group Ltd. — Form 10-K for the fiscal year ended January 28, 2006 and Form 8-K filed May 18, 2006 (File No. 000-30877)

Ladies and Gentlemen:

On behalf of Marvell Technology Group Ltd. (the “Company”), we are providing the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated August 3, 2006 and received by the Company on August 14, 2006. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year-Ended January 28, 2006

1.              Please refer to prior comment 1. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Response:   The Company confirms that it will revise all future filings to include financial statements that present the actual dates on which the Company’s fiscal periods ended. Additionally, the Company’s audit reports will opine on financial statements as of and for the period ended on the actual dates on which the Company’s fiscal years ended.

*   *   *

In accordance with the Staff’s request, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of all disclosures in its filings.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like further to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 222-2500. Comments may also be sent to the attention of the undersigned via facsimile at (408) 222-9177.

Very truly yours,

/s/ George A. Hervey

George A. Hervey
Vice President of Finance and Chief Financial Officer